December 18, 2012

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortress Investment Group LLC (the “Company”)
Form 10-K for the fiscal year ended December 31, 2011
Filed February 28, 2012
File No. 1-33294

Dear Ms. Hayes:

We have received the letter dated December 12, 2012, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

1.	Please revise your future filings to include a diagram that depicts your current organization structure.

Response

We respectfully inform the Staff that we will include our structure diagram in future filings within “Business.”

We note that our structure diagram was included in our Registration Statement on Form S-1, which has been incorporated by reference in each of our subsequent periodic filings. Our structure has not changed since that filing, other than changes in the percentage ownership of Fortress Operating Group which have been disclosed in our periodic filings. See Note 7 to our consolidated financial statements included on page 128 of the Form 10-K.

Ms. Suzanne Hayes

Securities and Exchange Commission

December 18, 2012

2.	We note that certain of your funds make investments in debt and equity securities of entities in Western Europe. To the extent that Fortress Funds hold material investments in companies domiciled in European countries that are currently experiencing significant economic, fiscal and/or political strains, please tell us what consideration you gave to the disclosure guidance set forth in the Division of Corporation Finance’s Disclosure Topic 4: European Sovereign Debt Exposures. In this regard, we note that the disclosure guidance applies to both sovereign and non-sovereign direct and indirect exposures.

Response

We respectfully inform the Staff that the disclosure set forth below was included on page 48 of the Form 10-K, within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) “ – Market Considerations.” In addition, a Risk factor related to these exposures was included on page 27 of the Form 10-K.

The Company does not have any material direct or indirect exposure to European sovereign debt. The Company also does not have any material, direct European investments.

Although certain Fortress Funds hold material investments in companies domiciled in European countries, Fortress’s indirect exposure to these companies, through its investments and fees, is not material.

As a result, we do not believe additional disclosure in this regard is warranted.

“Our hedge funds hold actively traded long and short positions, with frequently changing levels of exposure, in the debt of several European sovereignties. Based on the positions held by our funds at December 31, 2011, there was not a material risk to the performance of the company upon a default in such debt. However, the investments held by certain of our funds could be material to the individual performance of those funds and, therefore, our reputation. In addition, the potential for defaults on European sovereign debt may have negative impacts on the markets, which could have a material adverse impact on Fortress.”

3.	We note your disclosure, such as on page 112, that there are some concentrations of your investments in certain industries, which are significant to the funds as a whole. Please revise future filings where appropriate to clarify your most significant fund concentration by industry and to describe any material risks related to these concentrations.

Response

We respectfully inform the Staff that our conventional private equity funds hold concentrated positions in certain industries, particularly financial services,

Ms. Suzanne Hayes

Securities and Exchange Commission

December 18, 2012

transportation and real estate / senior living. In future filings, we will disclose the percentage of our private equity funds’ holdings in each industry where there is a significant concentration, within “Quantitative and Qualitative Disclosures about Market Risk.”

However, our hedge funds and credit private equity funds generally do not hold concentrated positions in particular industries and, in addition, our hedge funds trade in and out of positions on a periodic basis.

We expect the new disclosure to be substantially similar to the following draft table.

The private equity Fortress Funds held investments in the following industries as of period end.

Percentage
of Investments
Based on
Industry	Fair Value
Financial Services	[X	]%
Transportation	[X	]%
Real estate / senior living	[X	]%
Other	[X	]%

100%

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 55

Revenues, page 56

4.	We note that there was a significant decrease in your incentive income for the year ended December 31, 2011 compared to the year ended December 31, 2010. We also note your disclosures on page 57 that this was due to decrease in incentive income recognized from certain of your private equity funds and your credit PE funds which is recognized as repayment contingencies are resolved. In future filings, when significant changes occur in components of your revenues, please provide a more comprehensive discussion of specific factors that impacted and caused a significant change. Please refer to Item 303(a)(3)(i) of Regulation S-K for guidance.

Ms. Suzanne Hayes

Securities and Exchange Commission

December 18, 2012

Response

We respectfully inform the Staff that we will provide the requested disclosure in future filings. We note that, in the case of private equity incentive income, the recognition of GAAP incentive income is not directly tied to economic events. Rather, this recognition is tied to contractual terms related to when contingencies are resolved, which in some cases is a function of the timing of when fund income becomes taxable.

Segment Analysis, page 61

5.	Expand your discussion of how management assesses your segments to highlight for readers the differences between the underlying accounting policies for your segment revenues and expenses for segment purposes and your consolidated accounting policies.

Response

We respectfully inform the Staff that we will provide the requested disclosure in MD&A in future filings.

We note that the differences are set forth in Note 11 to our consolidated financial statements, presented on pages 138-139 of the Form 10-K, which is referred to on page 62 of the Form 10-K.

Critical Accounting Policies, page 76

Consolidation, page 76

6.	Please revise your disclosure here or elsewhere within Management’s Discussion and Analysis to provide a more detailed discussion regarding your process to determine whether to consolidate any of the Fortress Funds. Please also clarify how many of your unconsolidated funds are voting interest entities as opposed to VIEs. For those funds that are VIEs in accordance with ASC 810-10-15-14, please further explain the quantitative assessment you perform to determine whether you are the primary beneficiary. For those funds that you determined they do not meet the definition of a VIE, disclose that these funds are considered voting interest entities and describe the process you got through to evaluate the rights of the limited partners to determine whether to consolidate the fund in accordance with ASC 810-20-25.

Ms. Suzanne Hayes

Securities and Exchange Commission

December 18, 2012

Response

This comment is comprised of four elements: consolidation process, quantification by entity type, primary beneficiary determination, consolidation of voting interest entities. We have responded to each element below.

Consolidation Process

We respectfully inform the Staff that we will include the detailed disclosure regarding our consolidation process, which is set forth in Note 2 of our consolidated financial statements presented on page 99 of the Form 10-K, in MD&A in future filings.

Quantification by Entity Type

We respectfully inform the Staff that we will disclose the number of our fund entities that are voting interest entities and variable interest entities in MD&A in future filings.

Primary Beneficiary Determination

We respectfully inform the Staff that virtually all of our unconsolidated investees consist of investment companies. To the extent they are considered VIEs, their primary beneficiaries are determined based on the entity (if any) which absorbs a majority of expected losses or receives a majority of expected returns, as set forth in the disclosure in Note 2. This disclosure will be included in MD&A in future filings.

Consolidation of Voting Interest Entities

We respectfully inform the Staff that the disclosure in Note 2, that will be included in MD&A in future filings, addresses this question.

For ease of reference, the disclosure in Note 2 is set forth below (modified insignificantly from the 2011 presentation).

“For those entities in which it has a variable interest, Fortress first determines whether the entity is a VIE. This determination is made by considering whether the entity’s equity investment at risk is sufficient and whether the entity’s at-risk equity holders have the characteristics of a controlling financial interest. A VIE must be consolidated by its primary beneficiary.

The primary beneficiary of a VIE is defined as the party who, considering the involvement of related parties and de facto agents, has (i) the power to direct the activities of the VIE that most significantly affect its economic performance, and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. This evaluation is updated continuously.

Ms. Suzanne Hayes

Securities and Exchange Commission

December 18, 2012

For investment companies and similar entities, the primary beneficiary of a VIE is the party who, considering the involvement of related parties and de facto agents, absorbs a majority of the VIE’s expected losses or receives a majority of the expected residual returns, as a result of holding a variable interest. This evaluation is also updated continuously.

As the general partner or managing member of entities that are limited partnerships or limited liability companies and not VIEs, Fortress is presumed to control the partnership or limited liability company. This presumption is overcome when the unrelated limited partners or members have the substantive ability to liquidate the entity or otherwise remove Fortress as the general partner or managing member without cause based on a simple unaffiliated majority vote, or have other substantive participating rights.”

Sensitivity, page 79

7.	We note your table on page 79 that discloses the effect a 10% increase or decrease in the value of investments held by Fortress Funds valued at level 3 would have on your results of operations. Please tell us and expand your disclosure in future filings to clarify why you did not disclose the effect a 10% decrease in the fair value of investment held by Liquid and Credit Hedge Funds valued at level 3 would have on your results of operations.

Response

We respectfully inform the Staff that in the case where an increase or decrease would have had an equivalent impact, we only disclosed a single amount. In future filings, we will clarify the table by showing a positive and negative amount for each entry.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Suzanne Hayes

Securities and Exchange Commission

December 18, 2012

Should you have any additional questions or comments, please contact me at 212-798-6081.

Sincerely,

/s/ Daniel N. Bass

Daniel N. Bass

Chief Financial Officer